EXHIBIT 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended March 31, 2002

(millions)
Earnings, as defined:
Income before cumulative effect of a change in accounting principle	$166
Income taxes	19
Fixed charges, included in the determination of net income, as below	83
Distributed income of independent power investments	12
Less: Equity in earnings of independent power investments	9

Total earnings, as defined	$271

Fixed charges, as defined:
Interest charges	$80
Rental interest factor	2
Fixed charges included in nuclear fuel cost	1

Fixed charges, included in the determination of net income	83
Capitalized interest	18

Total fixed charges, as defined	$101

Ratio of earnings to fixed charges	2.68